Washington, D.C. 20549




                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              For March 28, 2006



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)
                           Avenida Andres Bello 2687
                   -----------------------------------------
                              Piso 20, Las Condes
                    --------------------------------------
                                   Santiago
                        -------------------------------
                                     Chile
                          ---------------------------
                   (Address of principal executive offices)
                             Form 20-F X Form 40-F
                                    --- ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes       No X
                                 ---       ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. Consolidated Financial Statements of the Company for the period ended December 31, 2005.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Consolidated financial statements
December 31, 2005


(Translation of original in Spanish)




CONTENTS

Report of Independent Auditors
Consolidated balance sheet
Consolidated vstatement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements





         Ch$      -        Chilean pesos
         ThCh$    -        Thousands of Chilean pesos
         US$      -        United States dollars
         ThUS$    -        Thousands of United States dollars
         R$       -        Brazilian Reals
         ThR$     -        Thousands of Brazilian Reals
         A$       -        Argentine pesos
         ThA$     -        Thousands of Argentine pesos
         UF       -        Unidades de Fomento (Chilean government
                             inflation-indexed monetary units)

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, January 25, 2006

To the Shareholders and Directors
Embotelladora Andina S.A.

     1 We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Analysis of Results and relevant facts attached are not part of these financial statements, and therefore this report is not related to them.

     2 We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     3 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.







     Eduardo Vergara D.
     Id N(degree): 6.810.153-0

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                             For the years ended December 31,
                                                             --------------------------------
                                                                   2005              2004
                                                                  ThCh$             ThCh$
                                                             --------------      -----------
TOTAL CURRENT ASSETS                                            162,015,514      137,085,610
Cash                                                             14,412,531       14,324,761
Time deposits                                                    25,700,571        7,833,816
Marketable securities (net)                                      14,003,282       16,660,657
Trade accounts receivable (net)                                  34,207,081       32,341,391
Notes receivable (net)                                           11,142,844       10,361,590
Other receivables (net)                                          19,777,487       16,860,558
Notes and accounts receivable from related companies              5,587,160           85,029
Inventories (net)                                                17,425,364       21,463,406
Recoverable Taxes                                                 9,780,175        5,773,594
Prepaid expenses                                                  1,607,654        1,960,736
Deferred Income Taxes                                                     0                0
Other current assets                                              8,371,365        9,420,072
TOTAL PROPERTY, PLANT & EQUIPMENT                               139,306,057      159,157,273
Land                                                             12,687,024       14,791,171
Buildings & improvements                                         79,542,528       94,749,077
Machinery and equipment                                         204,303,414      213,495,853
Other property, plant & equipment                               196,549,926      199,205,825
Technical reappraisal of property, plant & equipment              2,014,038        2,014,038
Depreciation                                                  (355,790,873)    (365,098,691)
TOTAL OTHER ASSETS                                              224,728,026      304,358,641
Investments in related companies                                 21,386,070       20,733,308
Investments in other companies                                       54,570           56,202
Goodwill                                                         71,393,139       86,832,454
 Negative Goodwill                                                        0                0
Long-term receivables                                               110,473           48,638
Long-term notes and accounts receivable from related
companies                                                            22,492           34,863
Long-term Deferred Income Taxes                                     676,498                0
Intangibles                                                         409,059          460,913
Amortization                                                      (233,209)        (238,274)
Others                                                          130,908,934      196,430,537
TOTAL ASSETS                                                    526,049,597      600,601,524


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.


                                                    For the years ended December 31,
                                                    --------------------------------
                                                         2005               2004
                                                         ThCh$             ThCh$
                                                    --------------     ------------
TOTAL CURRENT LIABILITIES                             124,761,977      110,226,023
Short-term bank liabilities                            27,935,329       19,089,670
Current portion of long-term bank liabilities             484,101        1,990,097
Current portion of bonds payable                       13,684,254       13,760,409
Dividends payable                                       3,978,869        4,600,639
Accounts payable                                       37,876,730       35,152,154
 Notes payable                                                  0            5,180
Other creditors                                         2,825,697        3,011,134
Notes and accounts payable to related companies         8,330,817       10,370,232
Provisions                                                631,543          330,627
Withholdings                                           16,345,028       14,118,908
Income taxes payable                                    8,691,404        5,094,059
Unearned income                                           249,206                0
Deferred income taxes                                     711,623          140,643
Other current liabilities                               3,017,376        2,562,271
TOTAL LONG-TERM LIABILITIES                           131,733,500      189,002,571
Long-term bank liabilities                                454,501       47,183,445
Bonds payable                                         101,802,194      115,827,434
Other creditors                                           146,581          170,455
Provisions                                             21,115,867       17,559,882
Deferred Income Taxes                                           0          393,113
Other long-term liabilities                             8,214,357        7,868,242
MINORITY INTEREST                                       1,117,529           53,749
TOTAL SHAREHOLDERS' EQUITY                            268,436,591      301,319,181
Paid-in capital                                       197,904,994      197,904,994
Other reserves                                          (201,145)       15,098,813
Retained earnings                                      70,732,742       88,315,374
Accumulated earnings                                   26,334,355       58,711,421
Net income for the period                              56,039,346       41,604,440
Interim dividends                                    (11,640,959)     (12,000,487)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY              526,049,597      600,601,524



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                  For the years ended December 31,
                                                  --------------------------------
                                                        2005             2004
                                                       ThCh$            ThCh$
                                                  ---------------    -------------
OPERATING INCOME                                       77,908,047       65,149,957
Gross Margin                                          191,076,894      165,865,562
Net Sales                                             478,471,736      428,649,371
Cost of sales                                       (287,394,842)    (262,783,809)
Administrative and selling expenses                 (113,168,847)    (100,715,605)
NON OPERATING INCOME AND EXPENSE                     (13,331,828)     (19,455,929)
Financial Income                                       28,522,013       24,156,197
Equity in earnings of equity investments                1,136,341        1,023,865
Other non-operating income                              7,312,986          847,771
Equity in losses of equity investments                  (366,805)                0
Amortization of goodwill                              (6,228,916)      (7,186,162)
Financial Expenses                                   (21,112,171)     (19,829,540)
Other non-operating expenses                          (7,738,132)      (6,394,577)
Price level restatement                                 (570,051)          948,173
Foreign exchange gains                               (14,287,093)     (13,021,656)
Income before income taxes and extraordinary
items                                                  64,576,219       45,694,028
Income tax expense                                    (8,549,042)      (4,086,815)
Income before minority interest                        56,027,177       41,607,213
Minority interest                                          12,169          (2,773)
NET INCOME                                             56,039,346       41,604,440
NET INCOME FOR THE PERIOD                              56,039,346       41,604,440


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.


                                                          For the years ended December 31,
                                                          --------------------------------
                                                               2005              2004
                                                          --------------    --------------
                                                               ThCh$            ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES                          96,823,237       72,819,083
Collection of trade receivables                              677,672,086      581,976,500
Financial income received                                     21,228,508       10,506,732
Dividend & other distributions received                        1,402,429        3,562,217
Other income received                                             24,757           25,135
Payments to suppliers and personnel                        (497,206,835)    (427,883,620)
Interest paid                                               (20,010,363)     (17,663,990)
Income taxes paid                                            (4,984,176)      (4,385,628)
Other expenses paid                                                    0         (20,145)
VAT and other tax payments                                  (81,303,169)     (73,298,118)
CASH FLOWS FROM FINANCING ACTIVITIES                       (114,121,718)     (45,375,673)
Borrowings                                                    54,681,343       62,253,664
Other sources of financing                                             0            8,507
Dividend distribution                                       (72,551,644)     (47,403,265)
Loan payments                                               (84,572,010)     (48,567,022)
Bond payments                                               (11,679,407)     (11,667,557)
CASH FLOWS FROM INVESTMENT ACTIVITIES                         10,907,864     (38,944,990)
Proceeds from sales of property, plant and equipment           3,390,445          886,586
Proceeds from sales of other investments                      60,198,268       23,243,235
Additions to property, plant & equipment                    (27,395,137)     (26,149,665)
Permanent investments                                          (319,501)      (9,084,491)
Investments in financial instruments                        (24,966,211)     (27,840,655)
NET DECREASE IN CASH AND CASH EQUIVALENTS                    (6,390,617)     (11,501,580)
PRICE LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS           (576,499)      (3,964,578)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS         (6,967,116)     (15,466,158)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              28,116,023       43,582,181
CASH AND CASH EQUIVALENTS AT YEAR END                         21,148,907       28,116,023



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES

                                                                                For the years ended December 31,
                                                                                --------------------------------
                                                                                     2005              2004
                                                                                -----------        ----------
                                                                                     ThCh$             ThCh$
NET INCOME                                                                       56,039,346        41,604,440
Income on sale of assets:                                                       (4,141,697)           286,067
Gain on sale of property, plant and equipment                                     (249,185)           291,511
Gain on sale of investments                                                     (3,890,351)                 0
Gain on sale of other assets                                                        (2,161)           (5,444)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
  OEPRATING ACTIVITIES                                                           48,398,493        55,668,866
Depreciation                                                                     29,037,017        32,581,390
Amortization of intangibles                                                         324,396           275,711
Write-offs and provisions                                                         1,629,259         5,031,834
Equity in earnings of equity investments                                        (1,136,341)       (1,023,865)
Equity in losses of equity investments                                              366,805                 0
Amortization of goodwill                                                          6,228,916         7,186,162
Price-level restatement                                                             570,051         (948,173)
Exchange losses, net                                                             14,287,093        13,021,656
Other credits to income that do not represent cash flows                        (2,908,703)         (455,849)
CHANGES IN OPERATING ASSETS                                                    (28,566,576)      (24,602,264)
(Increase) decrease in trade accounts receivable                                (2,427,314)       (3,234,204)
(Increase) decrease in inventories                                                2,420,870       (2,186,232)
(Increase) decrease in other assets                                            (28,560,132)      (19,181,828)
CHANGES IN OPERATING LIABILITIES                                                 25,105,840         (140,799)
Increase (decrease) in accounts payable related to operating income             (5,698,674)       (7,119,751)
Increase (decrease) in interest payable                                          12,690,895         7,507,714
Increase (decrease) in income taxes payable                                       5,645,867           740,066
Increase (decrease) in other accounts payable related to
  non-operating income                                                            5,397,433         3,186,888
Increase (decrease) in VAT and other similar items                                7,070,319       (4,455,716)
Income attributable to Minority interest                                           (12,169)             2,773
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        96,823,237        72,819,083


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2005 and are compared to the same period in 2004.

b) Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c) Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 3.6% according to CPI and minor reclassifications have been made.

d) Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries. The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from intercompany transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages
The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

                                                  Ownership Interest
                                                                            December 31,
                                                   December 31, 2005           2004
     Company Name                               Direct   Indirect  Total      Total
------------------------------------            ------    ------   ------     -------
ABISA CORP S.A.                                   0.00     99.99    99.99      99.99
ANDINA BOTTLING INVESTMENTS S.A.                 99.90      0.09    99.99      99.99
ANDINA INVERSIONES SOCIETARIAS S.A.              99.99      0.00    99.99      99.90
ANDINA BOTTLING INVESTMENTS DOS S.A.             99.90      0.09    99.99      99.99
EMBOTELLADORA DEL ATLANTICO S.A.                  0.00     99.99    99.99      99.99
ENVASES MULTIPACK S.A.                            5.00     94.99    99.99      99.99
RIO DE JANEIRO REFRESCOS LTDA.                    0.00     99.99    99.99      99.99
SERVICIOS MULTIVENDING LTDA.                     99.90      0.09    99.99      99.99
TRANSPORTE ANDINA REFRESCOS LTDA.                99.90      0.09    99.99      99.99
VITAL S.A.                                        0.00     99.99    99.99      99.99
RJR INVESTMENTS CORP S.A.                         0.00     99.99    99.99      99.99
VITAL AGUAS S.A.                                 56.50      0.00    56.50       0.00


e) Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods. Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, "CPI", issued by the Chilean National Institute of Statistics, which amounted to 3.6% for the period December 1, 2004 to November 30, 2005 (2.5% for the same period of the previous year).

f) Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:


                                         2005           2004
                                          Ch$           Ch$
                                       ----------     ---------
Unidades de Fomento           (UF)      17,974.81     17,317.05
United States dollars         (US$)        512.5         557.4
Argentine pesos               (A$)         169.03        187.11
Brazilian Real                (R$)         222.37        209.99
Euro                                       606.08        760.13


g) Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with a pre-established value are valued at the adjusted cost, plus accrued interest.

h) Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or its subsidiaries' warehouse. The costs of finished products include all manufacturing costs. Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j) Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k) Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l) Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m) Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n) Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o) Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p) Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate. The difference in valuation as compared to the effective placement rate is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q) Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r) Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate and a capitalization period using the staff's expected length of service to their retirement date.

s) Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them. The amount of such inventory is determined annually through an annual inventory of containers in the possession of clients. This inventory is valued at the average weighted value of the guarantee for the last seven years, for each type of container, and the effect is recorded in the operating income of the Company for those container guarantees established through January 31, 2001. These guarantees are not adjustable and they do not have an expiration date; therefore, the liability valuation was calculated for the seven aforesaid years.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established. In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t) Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u) Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v) Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w) Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x) Consolidated statement of cash flows

For purposes of preparation of the statement of cash flow, the Company has considered cash equivalent to be investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

The composition of the balance at December 31, 2005, was as follows:


                            Accounting value for the period ended December 31,
                            --------------------------------------------------
                                          2005              2004
                                         ThCh$             ThCh$
                                     -------------       -----------
 Bonds                                11,725,444         10,703,212
 Investment funds                      2,277,838          5,957,445
 Total Marketable Securities          14,003,282         16,660,657



                                                                     Par
Fixed Income                                     Date               Value     Accounting value  Market Value
                                      -------------------------    ---------  ----------------  ------------
                                        Purchase     Maturity                  Amount    Rate
                                      ------------ ------------               --------- -----
                                                                               ThCh$               ThCh$
BONO TELEFONOS DE MEXICO S.A.         Dec 10, 2001 Jan 26, 2006    2,565,151  2,565,151 8.250%   2,658,060
CLN ENERSIS                           Nov 12, 2003 Nov 12, 2006    9,160,293  9,160,293  5.70%   9,251,896


                                                  Balance as of
Investment Funds                                December 31, 2005
                                                -----------------
                                                      ThCh$
Citi Institutional Liquid Reserves Limited          2,277,838
Total                                               2,277,838



NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

95.72% of the portfolio of receivables corresponds to the soft drink business and 4.28% to the container business. The receivables had a turnover equivalent to 10.93 times (10.09 times in 2004).

The balance of the Other Creditors account corresponds to prepayments made to our sugar suppliers in Chile.


                                                            Current                                           Long Term
                        ------------------------------------------------------------------------------  -------------------
                                                More than 90 days up
                            Up to 90 days            to 1 year          Subtotal   Total Current (net)
                        ---------------------   --------------------   ---------- --------------------
                         Dec 31,    Dec 31,      Dec 31,    Dec 31,     Dec 31,    Dec 31,    Dec 31,     Dec 31,    Dec 31,
                           2005       2004        2005       2004        2005       2005       2004        2005      2004
                           ThCh$      ThCh$       ThCh$      ThCh$       ThCh$      ThCh$      ThCh$       ThCh$     ThCh$
                        ---------- ----------    ---------  ---------  ----------  ---------- ----------  ---------  --------
Trade receivables       34,347,030 30,239,238    1,256,338  2,102,153  35,603,368  34,207,081 32,341,391          0         0
Allowance for doubtful
accounts                         0          0            0          0   1,396,287           0          0          0         0
Notes receivable        11,280,311  8,870,039      251,680  1,491,551  11,531,991  11,142,844 10,361,590          0         0
Allowance for doubtful
accounts                         0          0            0          0     389,147                                 0         0
Other receivables       19,677,470 16,298,551      175,967    562,007  19,853,437  19,777,487 16,860,558    110,473    48,638
Allowance for doubtful
accounts                         0          0            0          0      75,950           0          0          0         0
    Total long term
      receivables                                                                                           110,473    48,638


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts payable and receivable with related companies correspond mainly to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

Accounts receivable from Embonor S.A. and Embotelladora Coca-Cola Polar S.A. correspond to sale price of Vital Aguas S.A. shares according to the operation described under Note 14 hereto.

a) Notes and accounts receivable


            Company                             Short Term                                Long Term
-----------------------------       ----------------------------------        ---------------------------------
                                     Dec. 31, 2005       Dec. 31, 2004        Dec. 31, 2005       Dec. 31, 2004
                                     -------------       -------------        -------------       -------------
                                        ThCh$                ThCh$               ThCh$                ThCh$
EMBONOR S.A.                            3,039,414                0                    0                   0
EMBOTELLADORA COCA-COLA POLAR
S.A.                                    1,964,473                0                    0                   0
COCA COLA DE CHILE S.A.                   559,825                0               22,492              34,863
CENTRALLI REFRIGERANTE S.A.                23,448           85,029                    0                   0
TOTAL                                   5,587,160           85,029               22,492              34,863


b) Notes and accounts payable


                Company                               Short Term                           Long Term
-------------------------------------        --------------------------------   --------------------------------
                                             Dec 31, 2005      Dec 31, 2004      Dec 31, 2005     Dec 31, 2004
                                             ------------      ------------      ------------     ------------
                                                ThCh$              ThCh$            ThCh$             ThCh$
ENVASES CMF S.A.                              3,834,888          4,159,172                0                0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.        2,422,475          3,739,389                0                0
SPBR S.R.L.                                     895,299                  0                0                0
ENVASES CENTRAL S.A.                            843,981          1,102,213                0                0
ENVASES DEL PACIFICO S.A.                       289,970            233,562                0                0
CICAN S.A.                                       44,204                  0                0                0
COCA-COLA DE CHILE S.A.                               0            582,513                0                0
COCA-COLA DE ARGENTINA S.A.                           0            553,383                0                0
TOTAL                                         8,330,817         10,370,232                0                0


Transactions with related companies were as follows:


           Company               Relation         Transaction                 Dec. 31, 2005                  Dec. 31, 2004
--------------------------     ---------------   ---------------        ----------------------------      -------------------------
                                                                            Effect on Income                 Effect on Income
                                                                        ----------------------------      -------------------------
                                                                         Amount     ((charge)/credit)     Amount   ((charge)/credit)
                                                                        -----------  ---------------    ----------- ----------------
                                                  Sales of raw
                                                    materials and
 ENVASES CENTRAL S.A.           Equity investee     supplies              1,002,743                         722,331         29,035

                                                  Finished product
 -                               -                  purchases            13,791,158                      12,997,297

                                Shareholder       Concentrate
 COCA-COLA DE CHILE S.A.          Related           purchases            40,837,885                      38,072,035

                                                  Payment of
                                                    advertising
 -                              -                   participation         2,846,149     (2,846,149)      1,783,636      (1,783,636)

 -                              -                 Water source rental     1,505,662     (1,505,662)      1,415,233      (1,415,233)

                                                  Sales of
 -                              -                   advertisement         3,190,898                       2,412,111

SERVICIOS Y PRODUCTOS PARA      Shareholder        Concentrate
BEBIDAS REFRESCANTES              Related           purchases            20,094,330                      17,560,546

                                Director in        Concentrate
ENVASES DEL PACIFICO S.A.        common            purchases                780,356                         875,698

RECOFARMA INDUSTRIAS DO         Shareholder        Concentrate
  AMAZONAS LTDA.                  Related           purchases            29,537,358                      26,541,703

                                                  Incentive over
                                                    investment in
                                                    property, plant
 -                              -                   and equipment           426,210                         275,557

                                                  Advertising
 -                              -                   Participation         3,128,398      (3,128,398)      3,796,172     (3,485,372)

                                                  Purchase of
ENVASES CMF S.A.               Equity investee     Containers            15,903,837                      13,897,947

                                                  Sales of raw
 -                              -                   materials                                                51,654

 -                              -                 Services Rendered                                         130,390

                                Shareholder
EMBONOR S.A.                      Related         Sale of Shares          3,039,414        2,363,613

EMBOTELLADORA COCA-COLA POLAR   Shareholder
  S.A.                              Related       Sale of Shares          1,964,473        1,526,738

INMOBILIARIA Y CONSTRUCTORA     Shareholder in
  EL GOLF S.A.                      Common        Real Estate Purchase       16,106                       1,811,106

INVERSIONES CABURGA S.A.        Shareholder       Real Estate Sale        1,023,777

                                Director in
IANSAGRO S.A.                     common          Sugar Purchase         12,181,560                      10,432,092


NOTE 7 - INVENTORIES

Inventories at each year end consisted of the following:

                                         December 31, 2005                                 December 31, 2004
                            ----------------------------------------------    --------------------------------------------
                             Gross         Obsolescence          Net           Gross         Obsolescence          Net
                             value          provision           Value          value          provision           Value
                            -----------    ---------------     ----------     -----------    -------------       ---------
                             ThCh$            ThCh$             ThCh$          ThCh$            ThCh$             ThCh$

Finished products             8,268,640       (54,725)       8,213,915      7,524,649          (51,694)       7,472,955
Raw Materials                 8,262,378       (95,890)       8,166,488     12,178,562         (179,125)      11,999,437
Raw Materials in Transit        905,856             0          905,856      1,914,107                0        1,914,107
Products in process             139,105             0          139,105         76,907                0           76,907
Total                        17,575,979      (150,615)      17,425,364     21,694,225         (230,819)      21,463,406


NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a) At year end 2005 and 2004, the Company does not present taxable profits funds or non-taxable profits. (Short-term and long-term assets and liabilities must be netted out to conform the general balance sheet on deferred taxes).

b)   Deferred income taxes at each year-end were as follows:


                                          December 31, 2005                      December 31, 2004
                                ------------------------------------   -----------------------------------
                                      Assets           Liabilities           Assets              Liabilities
                                ----------------    ----------------   ----------------        ----------------
                                Short       Long      Short      Long     Short     Long        Short      Long
                                 Term       Term      Term       Term     Term      Term        Term       Term
                                ------      -----     ------     ------   ------    ------      ------    ------
Temporary Differences            ThCh$      ThCh$     ThCh$      ThCh$    ThCh$     ThCh$       ThCh$     ThCh$
---------------------
Allowance for doubtful
  accounts                        235,152     93,456         0         0         0           0         0           0
Vacation provision                156,036          0         0         0   123,377           0         0           0
Production expenses                 5,496          0         0         0         0           0         0           0
Depreciation of property,
  plant & equipment                     0          0   120,438 4,121,979         0           0   126,440   5,082,176
Severance indemnities              39,552          0    38,426   265,873         0           0     5,397     580,917
Other events                      896,563    759,442         0    82,990         0           0         0           0
Provision for asset write off           0    828,958         0         0   166,631   1,030,617         0           0
Provision for labor &
  commercial lawsuits                   0  4,209,886         0         0         0   3,455,073         0           0
Tax loss carry-forwards           987,782  8,850,783         0         0   393,556  14,526,290         0           0
Guarantee deposit                       0          0         0 2,618,328         0           0         0   2,753,820
Others                                  0    959,356         0         0   831,659   2,597,267         0     260,602
Local bond issue expenses               0          0         0   207,378         0           0         0     206,143
Contingency allowance                   0  1,716,221         0         0         0   1,576,542         0           0
Social contributions              355,601  2,123,386         0         0   141,681   2,646,227         0           0
Property, plant & equipment
  valuation                             0          0         0         0   447,052     116,192         0           0
Accrued interests abroad                0          0 3,363,023         0         0           0 2,112,762           0
Obsolescence of inventories       134,082          0         0         0         0           0         0           0
Others
------
Complementary accounts, net
of amortization                         0  3,914,861         0 3,093,270         0   3,889,811         0   3,748,210
Valuation allowance                     0 10,746,851         0         0         0  17,316,062         0           0

                         Total  2,810,264  4,879,776 3,521,887 4,203,278 2,103,956   4,742,335 2,244,599   5,135,448


c) Income tax expense for each year was as follows:


                                                                                   December 31, 2005   December 31, 2004
                                                                                   -----------------   -----------------
                      Item                                                                ThCh$               ThCh$
-------------------------------------------------------------------------------
Current tax expense (tax allowance)                                                   (8,960,706)        (4,082,771)
Tax expense adjustment (previous period)                                                (156,763)           562,404
Deferred income tax expense/effect over assets or liabilities                         (2,955,521)        (1,398,271)
Amortization of deferred income tax asset and liability complementary accounts          (940,921)          (997,810)
Deferred income tax expense/effect over assets or liabilities due to changes in
the valuation allowance                                                                4,621,111          2,072,188
Other charges or credits                                                                (156,242)          (242,555)
 Total                                                                                (8,549,042)        (4,086,815)


NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Current assets.

NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile    : Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina: Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil   : Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazu, Espirito
             Santo and Vitoria.

a) Principal components of property, plant and equipment at each year end are as follows:


                                              Balances at December 31, 2005              Balances at December 31, 2004
                                          ----------------------------------------  ----------------------------------------
                                                                          Net                                       Net
                                                                       property,                                 property,
                                                       Accumulated      plant &                  Accumulated      plant &
                                           Assets      Depreciation    equipment      Assets     Depreciation    equipment
                                          -----------  -------------   -----------  -----------  ------------    -----------
                                            ThCh$         ThCh$          ThCh$        ThCh$         ThCh$          ThCh$

Land                                       12,687,024            0     12,687,024   14,791,171             0     14,791,171
Buildings and improvements                 79,542,528  (31,459,675)    48,082,853   94,749,077   (35,248,640)    59,500,437
Machinery and equipment                   204,303,414 (156,447,928)    47,855,486  213,495,853  (169,349,661)    44,146,192
Other property, plant and equipment       196,549,926 (167,277,950)    29,271,976  199,205,825  (159,905,126)    39,300,699
Technical   reappraisal   of  property,
plant & equipment                           2,014,038     (605,320)     1,408,718    2,014,038      (595,264)     1,418,774
Total                                     495,096,930 (355,790,873)   139,306,057  524,255,964  (365,098,691)   159,157,273



b) Other property, plant and equipment at each year end were as follows:

                                                       Balances at
                                                       December 31,
                                                 -----------------------------
                                                     2005             2004
                                                  ------------   -------------
                                                     ThCh$           ThCh$

Containers                                        109,020,038     109,680,495
Refrigerating equipment, promotional items
  and other minor assets                           54,015,575       56,006,300
Furniture and tools                                 3,938,744        4,460,639
Others                                             29,575,569       29,058,391
Total other property, plant and equipment         196,549,926      199,205,825


c) Gain on Technical reappraisal of property, plant and equipment at each year end was as follows:


                                 Balances at December 31, 2005                      Balances at December 31, 2004
                           -----------------------------------------------    -----------------------------------------------
                                                          Net property,                                      Net property,
                                          Accumulated        plant &                         Accumulated        plant &
                           Assets        Depreciation       equipment         Assets        Depreciation       equipment
                           ------------  ---------------  ----------------    -----------   ---------------  ----------------
                            ThCh$            ThCh$            ThCh$            ThCh$            ThCh$            ThCh$

Land                       1,344,922              0         1,344,922       1,346,144               0         1,346,144
Buildings and
improvements                 188,348       (127,185)           61,163         186,651        (122,796)           63,855
Machinery and
equipment                    480,768       (478,135)            2,633         481,243        (472,468)            8,775
Total                      2,014,038       (605,320)        1,408,718       2,014,038        (595,264)        1,418,774


d) Depreciation for the period

Depreciation for the period amounted to ThCh$29,037,017 and ThCh$22,879,079 are included, under Operating Costs and ThCh$6,157,938 under Sales and Administrative Expenses in the Income Statement.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES

Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

The main changes occurred in the reported periods are described below:

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction is reflected in the following chart. This transaction will be realized once the property is transferred to a third party different from the group.

At the Extraordinary Shareholders' Meeting of the closed stock corporation, Envases Central S.A. which took place on March 30, 2004, it was agreed to increase the company's capital to ThCh$4,606,133 (historical Chilean pesos), through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series. Embotelladora Andina S.A. subscribed and paid 929,838 shares for a total contribution of ThCh$879,945 (historical Chilean pesos), holding an ownership interest of 49.91%.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A. The realized amount is ThCh$71,261 for this period.

On December 22, 2005 the production and packaging business of waters, juices and non-carbonated beverages licensed by The Coca-Cola Company ("TCCC") in Chile was restructured. Vital Aguas S.A. is created with the purpose of developing the de process, production and packaging business of Vital de Chanqueahue Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

Accordingly, Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., which will conduct the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other water and products, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC.

The equity interests of Embonor and Polar in Vital Aguas S.A. were acquired by purchase from Embotelladora Andina S.A. and its subsidiary, Andina Inversiones Societarias S.A., at the prices equivalent to 169,306 Unidades de Fomento and 109,428 Unidades de Fomento, respectively, generating earnings of ThCh$3,890,351 (215,919 Unidades de Fomento), and is presented under Other Non-Operating Income.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

                                                     2005       2004
                                                  ----------  ---------
                                                     ThCh$      ThCh$

Envases CMF S.A.      Purchase of containers      (1,172,465) (893,951)
                      Purchase of finished
Envases Central S.A.  products                       (15,391)  (17,001)



No liabilities have been designated as hedging instruments for investments abroad.

Income likely to be remitted by subsidiaries abroad amounts to US$186.3 million.

Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.

                                                                                                Income
                                                     Ownership           Equity of            (loss) for         Accrued
                                                     Interest            companies            the period          income
                                               -------------------------------------------------------------------------------------

                                        Number    Dec.     Dec.        Dec.       Dec.         Dec.       Dec.    Dec.     Dec.
                           Functional    of        31,      31,         31,        31,          31,        31,     31,      31,
Company           Country   Currency    Shares    2005     2004        2005       2004         2005       2004    2005     2004
-------           -------   --------    ------    ----     ----        ----       ----         ----       ----    ----     ----
                                                      %        %       ThCh$      ThCh$        ThCh$      ThCh$   ThCh$     ThCh$

ENVASES CMF S.A.      CHILE     CH$        28,000  50.0000  50.0000  36,322,423  35,927,535  2,890,890  2,241,707   272,980  226,903
ENVASES CENTRAL S.A.  CHILE     CH$     1,499,398  49.9100  49.9100   4,395,782   5,099,878   -704,096    207,538  -366,805   84,251
KAIK PARTIPACOES      BRAZIL    US$    16,098,919  11.3197  11.3197  11,497,850   8,269,870  4,275,246  5,190,644   483,945  587,566
CICAN S.A.           ARGENTINA  US$         3,040  15.2000  15.2000   6,936,290   5,002,978  2,496,160    823,321   379,416  125,145
CENTRALLI
  REFRIGERANTES       BRAZIL    US$         3,005   0.0000  25.0000           0           0          0          0         0        0


(continued)



         Partic in net                  Unrealized income                      Book value of
          income (loss)                      (loss)                              investment
------------------------------    -----------------------------        ------------------------------
  Dec. 31,           Dec. 31,       Dec. 31,         Dec. 31,          Dec. 31,           Dec. 31,
   2005               2004           2005             2004               2005              2004
-----------       -----------     ---------        -----------         ----------        ------------
    ThCh$            ThCh$          ThCh$             ThCh$              ThCh$               ThCh$
 18,161,213       17,963,768       1,104,547        1,175,808          17,056,666          16,787,960
  2,193,935        2,469,140         220,369          220,369           1,973,566           2,248,771
  1,301,522          936,124               0                0           1,301,522             936,124
  1,054,316          760,453               0                0           1,054,316             760,453
          0                0               0                0                   0                   0

 22,710,986       22,129,485       1,324,916        1,396,177          21,386,070          20,733,308
-----------------------------------------------------------------------------------------------------

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.


NOTE 16 - GOODWILL AND NEGATIVE GOODWILL

Goodwill at each year end and the amortization during each year were as follows:


                                             December 31, 2005             December 31, 2004
                                         --------------------------    ---------------------------
                                          Amortization                  Amortization
                                          during the       Goodwill     during the       Goodwill
                                            period         balance        period         balance
                                          ------------    ---------     ------------   ------------
                Company                      ThCh$          ThCh$          ThCh$          ThCh$
 RIO DE JANEIRO REFRESCOS LTDA.            3,414,723      43,183,996     3,569,011      51,974,728
 EMBOTELLADORA DEL ATLANTICO S.A.          2,685,025      27,563,299     3,025,388      34,082,714
 VITAL S.A.                                  129,168         645,844       516,675         775,012
 ENVASES CENTRAL S.A.                              0               0        75,088               0
 TOTAL                                     6,228,916      71,393,139     7,186,162      86,832,454


NOTA 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

Other long term assets at each year end were as follows:

                                                                      2005         2004
                                                                     ThCh$        ThCh$
                                                                    ----------  -----------
Bonds:
         Celulosa Arauco S.A.                                       11.667.149   13.128.102
         Enap S.A.                                                   9.168.967   10.447.993
         Endesa S.A.                                                 7.806.071    8.858.910
         Chile Soberano                                              7.374.607    8.341.357
         Petroleos Mexicanos S.A.                                    7.281.238   13.480.595
         Compania Manufacturera de Papeles y
         Cartones S.A.                                               7.085.623    5.090.039
         Telefonos de Mexico S.A.                                    6.852.357    8.450.532
         Codelco S.A.                                                5.265.521    5.972.364
         Mexico Soberano                                             4.794.416   11.254.319
         Banco Scotiabank Sud Americano                              4.305.747    2.940.937
         Federal Home Loan Bank (FHLB)                               2.569.144            0
         Brasil Telecom S.A.                                         2.097.851            0
         Raytheon Company                                            2.085.723            0
         International Paper Company                                 2.050.000            0
         Altria Group                                                1.185.225            0
         Alcoa Inc.                                                  1.047.797            0
         Banco Santander Santiago S.A.                                       0    8.143.208
Time Deposit Deutsche Bank AG.                                               0   47.574.012
CLN Enersis Euros                Deutsche Bank AG.                           0   11.902.195
CLN Endesa                       Deutsche Bank AG.                   5.125.000    5.958.347
CLN GMAC                         Deutsche Bank AG.                   1.660.500    1.870.991
CLN Ford                         Deutsche Bank AG.                   1.537.500    1.732.399
Cross Currency Swap                                                 27.315.999   18.580.627
Judicial Deposits (Brazil)                                           4.150.826    3.796.170
Issuance Expense Bond Placement                                      3.276.948    3.639.114
Recoverable taxes                                                       44.212       50.703
Prepaid expenses                                                     1.697.462    1.620.514
Non operating assets                                                   910.783      947.556
Others                                                               2.552.268    2.649.553

Total                                                              130.908.934  196.430.537


NOTE 19 - SHORT-TERM BANK LIABILITIES

Short-term bank liabilities were as follows:

                                                    Other foreign
                           US Dollars                 currencies               Non-indexed Ch$                   TOTAL
                        ------------------       ------------------         --------------------        --------------------
                        Dec 31,    Dec 31,       Dec 31,     Dec 31,        Dec 31,      Dec 31,        Dec 31,      Dec 31,
                         2005       2004          2005         2004          2005         2004           2005         2004
                        ------     -------       -------     -------        -------      -------        -------      -------
                        ThCh$      ThCh$          ThCh$       ThCh$          ThCh$        ThCh$          ThCh$        ThCh$

DEXIA BANK BELGIUM    21,011,358          0             0            0              0            0     21,011,358

BANCO RIO                      0          0     2,751,805            0              0            0      2,751,805            0
BANCO BBVA FRANCES             0          0     1,834,122            0              0            0      1,834,122            0
BANCO CHILE                    0          0             0            0      1,426,355   12,310,682      1,426,355   12,310,682
BANCO HSBC ROBERTS             0          0       911,689            0              0            0        911,689            0
BANCO ESTADO                   0          0             0            0              0    6,643,772              0    6,643,772
BANKBOSTON                     0          0             0      135,160              0            0              0      135,160
BANCO ITAU                     0          0             0           56              0            0              0           56
Others                         0          0             0            0              0            0              0            0
Total                 21,011,358          0     5,497,616      135,216      1,426,355   18,954,454     27,935,329   19,089,670
Principal Due         20,500,000          0     5,070,910      135,216              0   18,917,360     25,570,910   19,052,576



                                                       Other foreign
                                    US Dollars           currencies        Non-indexed Ch$           TOTAL
                                 ------------------    ----------------   -------------------   -------------------
                                 Dec 31,    Dec 31,    Dec 31,  Dec 31,   Dec 31,   Dec 31,    Dec 31,    Dec 31,
                                  2005       2004      2005     2004       2005      2004       2005       2004
                                 -------    -------    -------  -------   -------   -------    -------    -------
Average annual interest
  rate                            6.51%                 8.92%                         3.3%

Foreign currency
liabilities (%)                94.8900
Local currency
liabilities (%)                 5.1100


Long term bank liabilities current portion:


                                               Currency or Indexation Adjustment
Bank or Financial
Institution                         US Dollars                     Other foreign currencies                   TOTAL
-----------------             ------------------------------    ------------------------------  -------------------------------
                              December 31,    December 31,      December 31,     December 31,    December 31,     December 31,
                              --------------  --------------    -------------    -------------  --------------    ------------
                                   2005             2004            2005             2004          2005            2004
                                  -----            -----           -----            -----          -----           -----
                                  ThCh$            ThCh$           ThCh$            ThCh$          ThCh$           ThCh$

BANCO BOSTON                          0               0          160,682          168,078         160,682          168,078
BANCO BRADESCO                        0               0                0                0               0                0
BANCO ITAU                            0               0                0          359,944               0          359,944
BANCO SANTANDER                       0               0          323,419          309,717         323,419          309,717
DEXIA BANK BELGIUM                    0       1,152,358                0                0               0        1,152,358
Total                                 0       1,152,358          484,101          837,739         484,101        1,990,097
Principal Due                         0      46,197,312          478,275          741,063         478,275       46,938,375

Annual average interest rate                       6.51%           13.26%           13.52%
Foreign currency liabilities     100,00
(%)
Local currency liabilities         0,00
(%)


NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21-LONG-TERM BANK LIABILITIES

Long-term bank liabilities were as follows:



                                           Years to Maturity
                                           -----------------  Total long term      Average      Total long term
                                            More than 1 up    at December 31,      annual       at December 31,
Bank or Financial Institution   Currency         to 2               2005         interest rate       2004
-----------------------------   --------   -----------------  ---------------    -------------  ---------------
                                                 ThCh$              ThCh$                           ThCh$
                                 Other
BANCO ITAU                      currency              0                 0                           14,935

                                 Other
BANCO BOSTON                    currency         13,112            13,112              13.68%      167,596

                                 Other
BANCO SANTANDER                 currency        441,389           441,389              13.27%      803,602

DEXIA BANK BELGIUM                US$                 0                 0                       46,197,312

TOTAL                                           454,501           454,501                       47,183,445

Foreign currency liabilities (%) 100.00


NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-       :        Rating according to Fitch Ratings Ltda.
BBB+     :        Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA       :        Rating according to Fitch Ratings Ltda.
AA       :        Rating according to Feller & Rate Ltda.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2007 and semiannual interest payments. At the closing of 2005 and 2004, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:


                                                                  Term                     Par Value                Placement
                              Nominal           Interest Maturity  Interest   Amortization  Dec 31,       Dec 31,    in Chile
                      Series   Value   Currency  rate    date       paid       period        2005          2004     or abroad
                      ------  -------  -------- -------- --------  --------   ------------ ---------   -----------  ------------
 Current portion of
   long term bonds

 YANKEE BONDS                                            October 1,   HALF
   INTERESTS             A   32,076,000   US$         7%   2007       YEARLY    OCT. 2007      287,682       324,149   FOREIGN

 YANKEE BONDS                                            October 1,  HALF
   INTERESTS             B    4,000,000   US$     7.625%    2027      YEARLY    OCT. 2027       39,078        44,032   FOREIGN
 REGISTRO 254 SVS
   June 13, 2001
   CAPITAL AND                                           June 1,     HALF
   INTERESTS             A    1,650,000    UF     6.200%   2008       YEARLY    JUN. 2008   13,002,920    13,038,331   CHILE
 REGISTRO 254 SVS
   June 13, 2001
   CAPITAL AND                                           June 1,     HALF
   INTERESTS             B    3,700,000    UF     6.500%   2026       YEARLY    JUN. 2026      354,574       353,897   CHILE

 Total                                                                                      13,684,254    13,760,409

 Long term bonds
                                                         October 1,   HALF
 BONOS YANKEE BONDS      A   32,076,000   US$         7%   2007       YEARLY    OCT. 2007   16,438,950    18,522,812   FOREIGN

                                                         October 1,   HALF
 BONOS YANKEE BONDS      B    4,000,000   US$     7.625%  2027        YEARLY    OCT. 2027    2,050,000     2,309,866   FOREIGN

 REGISTROS 254 SVS                                       June 1,     HALF
   June 13, 2001         A    1,650,000    UF     6.200%  2008        YEARLY    JUN. 2008   16,806,447    28,615,040   CHILE

 REGISTROS 254 SVS                                       June 1,     HALF
   June 13, 2001         B    3,700,000    UF     6.500%  2026        YEARLY    JUN. 2026   66,506,797    66,379,716   CHILE

 Total                                                                                     101,802,194   115,827,434


NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each year end were as follows:


                                                                          Short Term                     Long Term
                                                                    -------------------------    ---------------------------
                                                                      2005           2004           2005           2004
                           Provisions                                ThCh$          ThCh$          ThCh$          ThCh$
--------------------------------------------------------------      -----------    ----------     -----------    -----------
Staff severance indemnities                                             557,061        187,893      4,912,572      2,627,145
Contingencies                                                            74,347         79,652      8,218,899      7,835,125
Taxation on banking transactions & social contribution (Brazil)               0              0      7,984,396      5,836,432
Other Provisions                                                            135         63,082              0      1,261,180
                           T O T A L                                    631,543        330,627     21,115,867     17,559,882


Write-offs for the period amounted to ThCh$825,652.

NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

                          2005       2004
                        ---------  ---------
                          ThCh$     ThCh$
Beginning balance       2,717,423  2,561,084
Provision for the
  period                2,988,269    491,204
Payments                (236,059)  (237,250)
Ending balance          5,469,633  2,815,038


NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

                                     2005        2004
                                    ---------   --------
LIABILITIES                          ThCh$      ThCh$
Vital Aguas S.A.                   1,099,917          0
Embotelladora del Atlantico S.A.      17,555          0
Andina Inversiones Societarias
S.A.                                      57     53,749
                                   1,117,529     53,749
INCOME STATEMENT
Vital Aguas S.A.                      13,629          0
Embotelladora del Atlantico S.A.      (1,458)         0
Andina Inversiones Societarias
S.A.                                      (2)    (2,773)
                                      12,169     (2,773)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

Movements in shareholders' equity were as follows:

                                                     December 31, 2005
                           --------------------------------------------------------------------
                           Paid in         Other       Accumulated    Interim         Net
                           Capital        Reserves       Income      Dividends       Income
                           -----------   -----------   ------------  -----------   ------------

                             ThCh$           ThCh$        ThCh$        ThCh$          ThCh$

Beginning balance         191.027.986      14.574.144   56.671.256   -11.583.482    40.158.726
Distribution of                     0               0   28.575.244    11.583.482   -40.158.726
  prior-year income
Final dividend                      0               0   -3.831.785             0             0
  prior-year income
Translation                         0     -15.299.958            0             0             0
  adjustment reserve
Extraordinary                       0               0  -55.880.179             0             0
  dividend against
  accumulated income
Capital revalued            6.877.008         524.669      799.819      -145.608             0
Income for the                      0               0            0             0    56.039.346
  period
Interim dividends                   0               0            0   -11.495.351             0
Ending balance            197.904.994        -201.145   26.334.355   -11.640.959    56.039.346
Price level
  restated balances


(continued)


                         December 31, 2004
----------------------------------------------------------------------------
  Paid in             Other         Accumulated     Interim        Net
  Capital             Reserves        Income       Dividends       Income
-----------          -----------    -----------    -----------  -----------
   ThCh$                ThCh$         ThCh$          ThCh$          ThCh$
186.368.767           25.478.595     86.808.880    -11.476.192   15.754.549
          0                    0      4.278.357     11.476.192  -15.754.549
          0                    0     -3.831.784              0            0
          0          -11.541.416              0              0            0
          0                    0    -31.931.532              0            0
  4.659.219              636.965      1.347.335        -88.131            0
          0                    0              0              0   40.158.726
          0                    0              0    -11.495.351            0
191.027.986           14.574.144     56.671.256    -11.583.482   40.158.726
197.904.994           15.098.813     58.711.421    -12.000.487   41.604.440


b) Number of shares:

 Series      Subscribed     Paid in      Number of shares
               Shares         shares      with voting rights
---------- ------------    -----------   -------------------
 A         380,137,271     380,137,271    380,137,271
 B         380,137,271     380,137,271    380,137,271

c)       Capital:

            Subscribed        Paid in
              Capital         Capital
Series         ThCh$           ThCh$
------      ----------       ----------
A           98,952,497       98,952,497
B           98,952,497       98,952,497

d)       Other reserves:

Other reserves at each year end were as follows:

                                                                     2005                 2004
                                                                    ThCh$                 ThCh$
                                                                   -----------          ----------
Reserve for cumulative translation adjustments(1)                  (1,189,427)          14,110,531
Reserve for technical reappraisal of property, plant and
  equipment                                                           166,491              166,491
Other reserves                                                        821,791              821,791
Total                                                                (201,145)          15,098,813


(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                     Foreign exchange
                                                     gains generated
                                     Balance         during the period        Balance
Subsidiary                        January 1, 2005     Investment          December 31, 2005
------------------------------    ---------------    -----------------    -----------------
                                     ThCh$             ThCh$                  ThCh$

Rio de Janeiro Refrescos Ltda.      7,975,590        (10,205,741)          (2,230,151)
Embotelladora del Atlantico S.A.
                                    6,134,941         (5,094,217)           1,040,724
Total                              14,110,531        (15,299,958)          (1,189,427)


NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

                                                                              2005           2004
                                                                             ThCh$           ThCh$
                                                                          ---------        -------
Other non-operating income during the period was as follows:
Gain on sale of Vital Aguas S.A. shares                                   3,890,351              0
Gain on sale of plant, property and equipment                               267,834              0
Office Lease                                                                      0         29,115
Other income                                                                246,098        362,807

                     Sub-total                                            4,404,283        391,922
Translation of Financial Statements (1)                                   2,908,703        455,849

                       Total                                              7,312,986        847,771

Other non-operating expenses during the period was as follows:

Staff severance indemnities                                              (2,404,004)        (2,384)
PIS Cofins                                                               (2,280,217)             0
Obsolescence and write-offs of property, plant and
equipment                                                                (1,113,431)      (128,137)
Provision for labor and commercial lawsuits                                (544,448)    (1,716,919)
Lawsuit fees                                                               (502,906)             0
Provision loss of investment in Centralli                                   (60,817)       (82,053)
Loss on sale of property, plant and equipment                                     0       (291,510)
Provision property plant and equipment Itaoca                                     0     (2,995,708)
Provision loss of investment in Transora                                          0       (635,240)
Others                                                                     (832,309)      (542,626)

                     Sub-total                                           (7,738,132)    (6,394,577)
Translation of financial statements(1)                                            0              0

                       Total                                             (7,738,132)    (6,394,577)


(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N(degree)64 issued by the Chilean Institute of Accountants, presented as Other Non-Operating Income and Expenses.

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each year end was as follows:


                                                                           December 31, 2005    December 31, 2004
                                                                           -----------------    -----------------
                                                                               ThCh$                     ThCh$
Assets -  (charges)/credits                                   Index
---------------------------                                   -----
Inventories                                                   CPI                 308,716            (185,070)
Property, plant and equipment                                 CPI               2,698,524            2,021,047
Investments in related companies                              CPI               5,368,618            3,935,171
Cash, Time Deposits, Marketable Securities                    CPI                  38,685               36,714
Trade Accounts Receivable, Notes Receivable, Other
Receivables                                                   UF                      918                1,072
Trade Accounts Receivable, Notes Receivable, Other
  Receivables                                                 CPI                   2,064                    0
Accounts Receivable related Companies short term              UF                        0                2,811
Accounts Receivable related Companies short term              CPI               1,422,067              859,597
Recoverable taxes                                             CPI                 108,676                  995
Other current assets                                          UF                  153,351               67,386
Other current assets                                          CPI                 520,721              866,240
Other long term assets                                        CPI               4,349,047            4,367,376
Costs and Expenses accounts                                   CPI               5,161,567            3,175,556
Goodwill                                                      CPI                (17,955)                    0
Total (charges)/credits                                                        20,114,999           15,148,895

Liabilities - (charges)/credits
-------------------------------
Shareholders' equity                                          CPI             (8,055,888)          (6,791,383)
Short and long term bank liabilities                          CPI               (867,771)            (386,400)
Short and long term bonds payable                             UF              (3,448,063)          (2,613,592)
Short and long term bonds payable                             CPI               (758,589)            (580,008)
Accounts Payable related Companies short term                 UF                 (78,713)                    0
Other current liabilities                                     UF                (328,605)             (69,614)
Other current liabilities                                     CPI               (114,842)             (35,491)
Other long term liabilities                                   CPI               (258,312)             (51,578)
Income accounts                                               CPI             (6,774,267)          (3,672,656)
Total (charges) credits                                                      (20,685,050)         (14,200,722)
Price-level restatement (loss) gain                                             (570,051)              948,173



NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES


                                                          Currency     December 31, 2005    December 31, 2004
                                                          --------     -----------------    -----------------
Assets - (charges)/credits                                                   ThCh$                ThCh$
--------------------------
Cash                                                         US$               (185,297)              6,956
Time deposits                                                US$                 (1,676)                  0
Marketable securities                                        US$             (3,144,282)         (2,035,361)
Other receivables                                            US$                 (3,801)            (32,953)
Short term notes and accounts receivable related
companies                                                    US$             (5,205,730)         (1,092,834)
 Inventories                                                 US$                (20,126)             33,210
 Other current assets                                        US$                267,521             462,708
Property, plant & equipment                                  US$                  3,509                 397
Other assets                                                 US$            (12,630,660)        (13,734,343)
 Expense account exchange difference                         US$              ( 214,747)                  0
Total (charges) credits                                                     (21,135,289)        (16,392,220)

Liabilities - (Charges)/credits
Short term liabilities banks and financial institutions      US$               4,258,529          1,850,517
Bonds payable                                                US$                 260,419            230,680
Accounts payable                                             US$                  65,810             12,934
Provisions                                                   US$                  48,246             44,797
Other current liabilities                                    US$               ( 351,638)          (683,632)
Bonds payable-long term                                      US$               2,343,727          1,915,268
 Income account exchange difference                          US$                 223,103                  0
Total (charges) credits                                                        6,848,196          3,370,564
Foreign exchange gain (loss), net                                           ( 14,287,093)        13,021,656)



NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2005 and 2004.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$1,219,871. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2005 amounted to ThCh$167,218 (ThCh$167,218 in 2004).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

Below is an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.


Cash Flow Statement
-------------------

                                                        2005            Maturity Date           2004           Maturity Date
                                                    -------------      ---------------      -------------      -------------
                                                       ThCh$                                   ThCh$
Expenses
--------

Dividend payments                                     (3.831.784)          01-26-2006        (3.969.728)         01-27-2005
Additions to property, plant and equipment            (2.438.678)          02-15-2006        (2.495.699)         02-15-2005
Additions to property, plant and equipment              (488.268)          01-30-2006          (269.006)         01-31-2005
Additions to property, plant and equipment               (50.647)          03-31-2006           (19.401)         02-28-2005
Additions to property, plant and equipment                                                      (70.664)         05-20-2005
Additions to property, plant and equipment                                                     (167.152)         11-25-2005
Total expenses                                        (6.809.377)                            (6.991.650)

Income
Sale of property, plant and equipment                     65.910          02-15-2006             43.406         02-15-2005

Total Income                                              65.910                                 43.406

Total Net                                             (6.743.467)                            (6.948.244)


NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at December 31, 2005 were as follows:


                                                               Position
                                                               Purchase   Hedged item or transaction       Hedged
                                                              ----------  --------------------------        Item
Derivative Contract  Value    Maturity Period   Specific Item   /sale   Concept               Amount        Value
---------- -------- --------- ---------------  --------------   -----  -------------------  ---------     ---------
                      ThCh$                                                                    ThCh$        ThCh$
                                I QUARTER      US$ Exchange
 SWAP       CCPE    2.654.697     2006              Rate          S    Long term bonds US$   3.609.383     2.565.151
                                I QUARTER      US$ Exchange
 SWAP       CCPE    2.619.843     2007              Rate          S    Long term bonds US$   3.718.120     2.645.278
                                III QUARTER    US$ Exchange
 SWAP       CCPE    2.629.274     2007              Rate          S    Long term bonds US$   2.747.765     2.610.970
                                IV QUARTER     US$ Exchange
 SWAP       CCPE   38.462.057     2007              Rate          S    Long term bonds US$  47.599.704    38.437.500
                                I QUARTER      US$ Exchange
 SWAP       CCPE    7.850.476     2008              Rate          S    Long term bonds US$  10.456.161     7.797.786
                                II QUARTER     US$ Exchange
 SWAP       CCPE    7.807.510     2008              Rate          S    Long term bonds US$  11.100.360     8.145.570
                                III QUARTER    US$ Exchange
 SWAP       CCPE   12.815.823     2008              Rate          S    Long term bonds US$  16.620.691    12.680.996
                                I QUARTER      US$ Exchange
 SWAP       CCPE    5.277.469     2013              Rate          S    Long term bonds US$   7.260.554     5.290.567
                                I QUARTER      US$ Exchange             Suppliers foreign
 FR         CCTE    8.871.939     2006              Rate          P    exchange              8.660.225             0
                                I QUARTER      US$ Exchange             Suppliers foreign
 FR         CCTE    1.575.869     2006              Rate          S    exchange              1.537.700             0
                                II QUARTER     US$ Exchange             Suppliers foreign
 FR         CCTE    8.615.815     2006              Rate          P    exchange              8.395.263             0
                                II QUARTER     US$ Exchange             Suppliers foreign
 FR         CCTE    1.217.784     2006              Rate          S    exchange              1.186.006             0
                                III QUARTER    US$ Exchange             Suppliers foreign
 FR         CCTE    6.066.846     2006              Rate          P    exchange              5.888.625             0
                                III QUARTER    US$ Exchange             Suppliers foreign
 FR         CCTE    1.259.113     2006              Rate          S    exchange              1.221.946             0
                                IV QUARTER     US$ Exchange             Suppliers foreign
 FR         CCTE   10.679.646     2006              Rate          P    exchange             10.520.088             0
                                IV QUARTER     US$ Exchange             Suppliers foreign
 FR         CCTE    1.637.708     2006              Rate          S    exchange              1.612.147             0


(continued)


            Assets/liabilities                            Effect on income
--------------------------------------          -------------------------------------

 Item                                             Amount      Realized     Unrealized
--------------------------------------           ---------    ---------    -----------
                                                   ThCh$        ThCh$         ThCh$
Other current and long term assets               1.218.665      374.162         3.785
Other current and long term assets               1.210.849      369.503       144.316
Other current and long term assets               1.214.602      370.780        55.006
Other current and long term assets               9.868.071    5.138.394     1.249.962
Other current and long term assets               3.620.434    1.107.040       341.413
Other current and long term assets               3.597.802    1.100.979       961.350
Other current and long term assets               5.790.650    1.803.484       894.039
Other current and long term assets               2.422.356      744.121       631.018
Other Current assets and liabilities               197.390            0      (197.390)
Other Current assets and liabilities                35.462            0        35.462
Other Current assets and liabilities               190.275            0      (190.275)
Other Current assets and liabilities                27.353            0        27.353
Other Current assets and liabilities               138.450            0      (138.450)
Other Current assets and liabilities                28.982            0        28.982
Other Current assets and liabilities                82.939            0       (82.939)
Other Current assets and liabilities                13.538            0        13.538


NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,752,274 (ThCh$1,906,300 in 2004). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3) Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$6,614,257 (ThCh$5,928,827 in 2004). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4) Embotelladora Andina S.A. faces labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits amounts to ThCh$74,314 (ThCh$79,652 in 2004). In accordance with its legal counsel's opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b. Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include:
(i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c. Direct guarantees

Guarantees at December 31, 2005 were as follows:


Guarantee creditor                   Debtor                               Assets involved
---------------------   ------------------------------               ------------------------
                                                                                                 Balances pending
                                                          Type of                    Book           at year end       Guaranty
                            Name            Relation     guarantee      Type         value          December 31      Redemption
                        -----------------   ----------   ---------   -----------   ----------   ------------------   ----------
                                                                                                   2005      2004     2006
                                                                                                ---------   ------   ----------
ADUANA DE BUENOS        EMBOTELLADORA DEL   Subsidiary   Insurance   Inventories    2,793,734
 AIRES/CUSTOMS           ATLANTIVO                        Guaranty
UNIAO FEDERAL           RIO DE JANEIRO      Subsidiary   Mortgage    Warehouse         57,050      60,321   58,261
                         REFRESCOS LTDA.
ESTADO RIO DE JANEIRO   RIO DE JANEIRO      Subsidiary   Mortgage    Judicial      11,542,124   8,891,513
                         REFRESCOS LTDA.                              Deposit
PODER JUDICIARIO        RIO DE JANEIRO      Subsidiary   Judicial    Judicial       7,795,553
                         REFRESCOS LTDA.                  Deposit     Deposit
SERV. NAC. DE           EMBOTELLADORA       -            Guaranty    -                             92,250            92,250
 ADUANAS/Customs         ANDINA S.A.                      Receipt


NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at December 31, 2005 were as follows:

                 Guarantor                    Type of Guarantee       Amount     Currency            Transaction
----------------------------------------     -------------------   ------------- -------- ---------------------------------------
Soc. Las Nipas                                     Policy               6.971,45   U.F.   Advertising Agreement
Soc. Com. Itahue Ltda.                             Policy               5.000,00   U.F.   Advertising Agreement
Distribuidora Monserrat S.A.                       Policy               3.920,00   U.F.   Advertising Agreement
Soc. Administradora Plaza Cent.                    Policy               3.076,00   U.F.   Advertising Agreement
Iansagro S.A.                                Deposit Certificate       4.735.875  ThCh$   Warrants
Iansagro S.A.                                Deposit Certificate       3.788.700  ThCh$   Warrants
Iansagro S.A.                                Deposit Certificate       2.841.525  ThCh$   Warrants
Penaloza Ballero Limitada                          Receipt                50.000  ThCh$   Purchase Order
Russel W. Coffin                              Letter of Credit     39.436.416,03   USD    Purchase Nitvitgov Refrigerantes S.A.
CONFAB                                            Mortgage         30.000.000,00   USD    Purchase Rio de Janeiro Refrescos Ltda.
Several Clients                                   Deposits            966.179,73   USD    Container Guaranty
Soc. Com. Champfer                                Mortgage            642.970,05   USD    Distributor Credit
Mac Coke Dist. Beb.                               Mortgage            427.222,63   USD    Distributor Credit
Tigresa Com. Beb.                                 Mortgage            286.239,16   USD    Distributor Credit
Franciscana Dist.                                 Mortgage            245.653,01   USD    Distributor Credit
ASXT Fluminense Distrib.Bebidas                   Mortgage            239.244,67   USD    Distributor Credit
Dist. Real Cola (Apucarana)                       Mortgage            234.972,44   USD    Distributor Credit
Dist Uniao De Itaperuna                           Mortgage            221.557,65   USD    Distributor Credit
Rosas de Casimiro                                 Mortgage            183.705,73   USD    Distributor Credit
Aguiar Distrib.de Bebidas Ltda/Softdrink
 Distributor                                      Mortgage            171.316,27   USD    Distributor Credit
MBM Distribuidora de Beb/Softdrink
 Distributor                                      Mortgage            158.926,82   USD    Distributor Credit
Ledesma SAAI                                      Guaranty            133.533,97   USD    Supplier
Ledesma SAAI                                      Guaranty            132.688,82   USD    Supplier
Ledesma SAAI                                      Guaranty            132.688,82   USD    Supplier
Ledesma SAAI                                      Guaranty            132.688,82   USD    Supplier
Ledesma SAAI                                      Guaranty            132.688,82   USD    Supplier
Dibejon Softdrink DIstributor Joao Neiva          Mortgage            121.758,45   USD    Distributor Credit

NOTE 37 - LOCAL AND FOREIGN CURRENCY

Assets at each year end were composed of local and foreign currencies as follows:


                                                            December 31, 2005   December 31, 2004
                                         Currency                 Amount              Amount
Current Assets                                                    ThCh$               ThCh$
--------------                           ---------------    -----------------   -----------------
 Cash                                    Other currency                     0              15.560
                                         Non-Indexed Ch$            3.929.414           4.687.093
                                         US$                        2.846.644           2.923.432
                                         AR$                        3.047.433           1.030.715
                                         R$                         4.589.040           5.667.961
 Time Deposits                           US$                       21.257.745               2.414
                                         AR$                                0                 138
                                         R$                         4.442.826           7.831.264
Marketable Securities                    EUROS                      9.160.293                   0
                                         US$                        3.992.954          16.660.657
                                         R$                           850.035                   0
Trade accounts receivable                Non-Indexed Ch$           17.976.484          17.784.701
                                         US$                        1.557.633              17.608
                                         AR$                        2.452.727           4.020.319
                                         R$                        12.220.237          10.518.763
Notes receivable                         Non-Indexed Ch$            7.833.988           7.710.121
                                         AR$                          380.042             376.279
                                         R$                         2.928.814           2.275.190
Other receivables                        Non-Indexed Ch$            2.668.514          14.512.542
                                         US$                       11.940.372              72.418
                                         AR$                          891.378             855.114
                                         R$                         4.277.223           1.420.484
Inventories                              Indexed Ch$                3.918.785           3.465.543
                                         Non-Indexed Ch$            1.775.186           1.980.480
                                         US$                        3.123.615           1.262.061
                                         AR$                        3.140.050           8.241.753
                                         R$                         5.467.728           6.513.569
Notes receivable from related companies  R$                            23.448              85.029
 -                                       Non-Indexed Ch$            5.563.712                   0
Recoverable Taxes                        US$                          214.817                   0
                                         Indexed Ch$                        0             333.802
                                         Non-Indexed Ch$            1.194.973             670.956
                                         AR$                          699.981           1.097.730
                                         R$                         7.670.404           3.671.106
Prepaid Expenses                         Indexed Ch$                                            0
                                         Non-Indexed Ch$            1.179.636           1.427.433
                                         US$                           52.328             123.112
                                         AR$                          134.810              34.731
                                         R$                           240.880             375.460
Other current assets                     Indexed Ch$                1.061.673                   0
                                         Non-Indexed Ch$              408.222           1.513.055
                                         US$                        3.625.002           5.793.673
                                         AR$                        1.710.866           1.149.565
                                         R$                         1.565.602             963.779

Property, Plant and equipment
-------------------------------
Property, Plant and equipment            Non-Indexed Ch$           63.952.815          69.802.181
                                         US$                       75.353.242          89.355.092
Other assets
------------
Investment in related companies          Indexed Ch$               19.030.233          19.036.731
                                         US$                        1.054.315             760.454
                                         R$                         1.301.522             936.123
Investment in other companies            Indexed Ch$                   41.689                   0
                                         US$                           12.881              56.202
Goodwill                                 Non-Indexed Ch$              645.844             775.012
                                         US$                       70.747.295          86.057.442
Long term debtors                        Non-Indexed Ch$               80.218
                                         AR$                           30.255              48.638
Notes receivable related companies       Non-Indexed Ch$               22.492              34.863
Intangibles                              US$                          409.059             460.913
Amortization                             US$                         -233.209            -238.274
Deferred taxes                           AR$                          676.498                   0
Others                                   Indexed Ch$                  146.369                   0
                                         Non-Indexed Ch$            4.918.265          17.181.567
                                         US$                      123.517.798         156.547.254
                                         AR$                        2.326.502           2.456.998
                                         R$                                 0           8.342.523
                                         EUROS                              0          11.902.195
Total Assets
                                         Other Currency                     0              15.560
                                         Non-Indexed Ch$          112.149.763         138.080.004
                                         US$                      319.472.491         359.854.458
                                         AR$                       15.490.542          19.311.980
                                         R$                        45.577.759          48.601.251
                                         EURO                       9.160.293          11.902.195
                                         Indexed Ch$               24.198.749          22.836.076

b. Current liabilities at year end denominated in local and foreign currencies were as follows:

                                                      Up to 90 days                          90 days to 1 year
                                        ----------------------------------------  ----------------------------------------
                                         December 31, 2005    December 31, 2004    December 31, 2005    December 31, 2004
                                        -------------------  -------------------  -------------------  -------------------
                                          Amount       Int.    Amount       Int.    Amount       Int.    Amount       Int.
                                           ThCh$       Rate     ThCh$       Rate     ThCh$       Rate     ThCh$       Rate
                                        ----------   ------  ----------   ------  ----------   ------  ----------   ------
Short term
 bank liabilities    Non-indexed Ch$     1.426.355           18.954.454    3,30%           0                    0
                     $AR                 5.497.616    8,92%           0                    0                    0
                     $R                          0              135.216                    0                    0
                     US$                         0                    0           21.011.358    6,51%           0
Current portion
 of long term
 bank liabilities    US$                         0                    0                    0            1.152.358    6,51%
                     $R                          0                    0              484.101   13,26%     837.739   13,52%
Current portion
 of bonds payable    Indexed Ch$        13.357.494           13.392.228     7,0%           0                    0
                     US$                   326.760              368.181    6,20%           0                    0
Dividends payable    Non-indexed Ch$     3.978.869            4.045.885                    0                    0
                     $R                          0                    0                    0              554.754
Accounts payable     Non-indexed Ch$    17.999.013           18.968.622            2.706.095                    0
                     US$                 2.353.415            2.272.202                    0                    0
                     $AR                 5.957.476            5.458.882                    0                3.589
                     $R                  8.860.731            8.447.061                    0                    0
                     Other currencies            0                1.798                    0                    0
Other creditors      US$                   176.570              811.582                    0                    0
                     $AR                    19.931               41.085                    0               15.502
                     $R                  2.629.196            2.142.965                    0                    0
Notes Payable        Non-indexed Ch$             0                5.180                    0                    0
Notes and accounts
 payable related
 companies           Non-indexed Ch$     5.013.043            5.771.173                    0                    0
                     US$                         0              553.383                    0                    0
                     $AR                   895.299                    0                    0                    0
                     $R                  2.422.475                    0                    0            4.045.676
Provisions           Non-indexed Ch$       631.543              330.627                    0                    0
Withholdings         Indexed Ch$                 0              412.794                    0                    0
                     Non-indexed Ch$     4.822.891            7.144.790              583.580                    0
                     US$                         0              423.905                    0                    0
                     $AR                 3.606.978            2.959.134                    0                    0
                     $R                          0                    0            7.331.579            3.178.285
Income Tax           Non-indexed Ch$     3.806.699            2.528.218                    0                    0
                     $AR                         0                    0            1.589.078            1.080.326
                     $R                          0                    0            3.295.627            1.485.515
Unearned Income      Non-indexed Ch$       249.206                    0                    0                    0
Deferred Taxes       $R                          0                    0                    0              140.643
                     Non-indexed Ch$       616.932                    0                    0                    0
                     $AR                    94.691                    0                    0                    0
Other current
 liabilities         Non-indexed Ch$     3.007.376               10.360               10.000                    0
                     US$                         0            2.551.911                    0                    0
Total Current
 Liabilities
                     Non-indexed Ch$    41.551.927           57.759.309            3.299.675                    0
                     $AR                16.071.991            8.459.101            1.589.078            1.099.417
                     $R                 13.912.402           10.725.242           11.111.307           10.242.612
                     US$                 2.856.745            6.981.164           21.011.358            1.152.358
                     Indexed Ch$        13.357.494           13.805.022                    0                    0
                     Other currencies            0                1.798                    0                    0

c.1) Long-term liabilities at December 31, 2005 were composed of local and foreign currencies as follows:



                     Currency              1 to 3 years         3 to 5 years         5 to 10 years        Over 10 years
                     ------------       -------------------  -------------------  -------------------  -------------------
                                                    Average              Average              Average              Average
                                          Amount       int     Amount       int     Amount       int     Amount       int
                                           ThCh$       rate     ThCh$       rate     ThCh$       rate     ThCh$       rate
                                        ----------   ------  ----------   ------  ----------   ------  ----------   ------
Long Term Bank
 Liabilities         R$                    454.501                    0                    0                    0
Bonds payable        US$                16.438.950     7,0%           0                    0            2.050.000   7,625%
                     Indexed Ch$        16.806.447     6,2%   5.868.246     6,5%  19.560.823    6,50%  41.077.728    6,50%
Other creditors      AR$                    81.547                    0                    0                    0
                     R$                          0               57.808                7.226                    0
Provisions           Indexed Ch$                 0                    0                    0            4.330.239
                     Non-Indexed Ch$       582.332                    0                    0                    0
                     AR$                 1.752.274                    0                    0                    0
                     R$                 14.451.022                    0                    0                    0
Other Liabilities    Non-Indexed Ch$             0                    0            4.899.464                    0
                     AR$                         0              193.005            1.737.049                    0
                     R$                  1.384.839                    0                    0                    0
                                                 0                    0                    0                    0
Total Long Term
 Liabilities
                     R$                 16.290.362               57.808                7.226                    0
                     US$                16.438.950                    0                    0            2.050.000
                     Indexed Ch$        16.806.447            5.868.246           19.560.823           41.077.728
                     AR$                 1.833.821              193.005            1.737.049                    0
                     Indexed Ch$                 0                    0                    0            4.330.239
                     Non-Indexed Ch$       582.332                    0            4.899.464                    0

c.2) Long-term liabilities at December 31, 2004 were composed of local and foreign currencies as follows:



                     Currency              1 to 3 years         3 to 5 years         5 to 10 years        Over 10 years
                     ------------       -------------------  -------------------  -------------------  -------------------
                                                    Average              Average              Average              Average
                                          Amount       int     Amount       int     Amount       int     Amount       int
                                           ThCh$       rate     ThCh$       rate     ThCh$       rate     ThCh$       rate
                                        ----------   ------  ----------   ------  ----------   ------  ----------   ------
Long term bank
 liabilities         US$                46.197.312                    0                    0                    0
-                    R$                    986.133                    0                    0                    0
Bonds payable        US$                         0           18.522.812       7%           0            2.309.866    7,63%
-                    Indexed Ch$        23.681.412    6,20%   4.933.628     6,2%  25.380.479    6,50%  40.999.237    6,50%
Other creditors      R$                    104.160               66.295                    0                    0
Provisions           Indexed Ch$                 0                    0                    0            2.080.864
-                    Non-Indexed Ch$     1.790.257                    0               40.664                    0
-                    AR$                 3.167.478                    0                    0                    0
-                    R$                 10.480.619                    0                    0                    0
Deferred Income
 taxes               AR$                         0              393.113                    0                    0
Other Liabilities    Non-Indexed Ch$             0                    0            5.284.955                    0
-                    AR$                         0              175.937            1.583.432                    0
-                    R$                    823.918                    0                    0                    0
Total Long Term
 Liabilities
                     US$                46.197.312           18.522.812                    0            2.309.866
                     R$                 12.394.830               66.295                    0                    0
                     Indexed Ch$        23.681.412            4.933.628           25.380.479           43.080.101
                     Non-Indexed Ch$     1.790.257                    0            5.325.619                    0
                     AR$                 3.167.478              569.050            1.583.432                    0

NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS


Dividend Payments

On January 26, 2006, the following interim dividend No. 148 was paid against 2005 income:

a) Ch$4.80 (four point eighty Chilean pesos) per Series A share; and

b) Ch$5.28 (five point twenty-eight Chilean pesos) per Series B share.

No other significant events of a financial or any other nature have occurred between December 31, 2005 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT

The Company has disbursed ThCh$822,428 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$27,934.

I. ANALYSIS OF THE FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2005.

Highlights
----------

Fourth Quarter 2005 Consolidated Operating Income reached US$60.1 million, an increase of 18.1% compared to the same period last year. Operating Margin was 20.7%.

Consolidated Sales Volume increased 5.3% during the quarter, reaching 116.5 million unit cases.

During the Fourth Quarter 2005, EBITDA totaled US$74.4 million, a 12.5% improvement compared to the Fourth Quarter 2004. EBITDA Margin was 25.6%.

Consolidated Operating Income for the twelve months ended December 31, 2005 was US$152 million, an increase of 19.6% when compared to 2004. Operating Margin was 16.3%.

Consolidated Sales Volume for the twelve months ended December 31, 2005 totaled 389.8 million unit cases, a 7.1% improvement compared to 2004.

Consolidated EBITDA was US$208.7 million for the twelve months ended December 31, 2005, representing growth of 9.4%. EBITDA Margin was 22.4%.

Net Income for the twelve months ended December 31, 2005 reached US$109.3 million, a 34.7% increase compared to the comparable period of 2004.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.
--------------------------------------------------------------
Andina had a great 2005 in the three countries where we operate. We are confident to continue on this path, as we foresee stable perspectives in those markets.

Full Year 2005 vs. Full Year 2004
---------------------------------
The results obtained during 2005 reflect excellent surpluses from most of the measured operational parameters. In the three countries where we operate, we achieved important goals. First, growth in Chile, an already mature soft drink market; Secondly, continued growth in Brazil, the market with the greatest potential when considering the relatively low per capita soft drink consumption; Finally, our ability to maintain strong operational results in Argentina, where we not only faced cost increases but also labor union pressures.

On average, exchange rates appreciated in the three countries where we operate as follows: the Chilean peso 7.9%, the Brazilian real 16.1% and the Argentine peso 0.5%. These currency fluctuations partially compensated price increases of relevant raw materials (sugar and resin).

As of December 31, 2005, Consolidated Sales Volume reached 389.8 million unit cases, an increase of 7.1%. The Company's three franchises increased total volume as follows: Chile 4.7%, Brazil 10.2% and Argentina 5.7%.

Net Sales amounted to US$933.6 million, an 11.6% improvement compared to 2004. This was due to higher volumes and price adjustments.

Cost of Sales per unit case increased 2.2% in spite of cost pressures (particularly resin and sugar), partially compensated by effective negotiations, and the appreciation of the Chilean peso and the Brazilian real.

SG&A increased 13.1% due to higher volumes and increased freight costs as a result of higher oil prices.

Consolidated Operating Income amounted to US$152 million, a 19.6% improvement over the US$127.1 million reported as of December 31, 2004. Operating Margin was 16.3%, an increase of 110 basis points.

Finally, Consolidated EBITDA amounted to US$208.7 million, a 9.4% increase from the same period of last year. EBITDA Margin was 22.4% of Net Sales.

Fourth Quarter 2005 vs. Fourth Quarter 2004
-------------------------------------------
During Fourth Quarter 2005, Consolidated Sales Volume reached 116.5 million unit cases, a 5.3% increase with respect to the same period of last year.

Net Sales totaled US$290.2 million, an 11.9% increase over the Fourth Quarter 2004. This was a result of higher volumes and price adjustments.

Operating Income was US$60.1 million, an 18.1% increase when compared to the US$50.9 million reported during the same period of the previous year. Operating Margin was 20.7% of Net Sales, an improvement of 110 basis points.

Consolidated EBITDA for the Fourth Quarter reached US$74.4 million, an increase of 12.5%. This represented 25.6% of Net Sales, consistent with the figure reported in the Fourth Quarter of 2004.

Chile
-----
Full Year 2005 vs. Full Year 2004
---------------------------------
Sales Volume increased 4.7%, reaching 135.5 million unit cases for the year ended December 31, 2005. During 2005 we successfully launched Dasani, leading to a record 17.8% growth in the water segment. In addition, the Company has maintained returnable formats at nearly two-thirds of the total Sales Volume allowing us to continue with its competitive strategy. Our average soft drink market share amounted to 68.5% in volume and 70.9% in sales.

Net Sales totaled US$429 million, representing a 5.2% increase compared to the same period of the previous year. The increase in accumulated Net Sales is best explained by higher volumes.

During 2005, we've faced price increases in U.S Dollar-denominated raw materials, which have been compensated by the appreciation of exchange rate (7.9% on average). This resulted in a 3.8% increase in cost of sales, representing 0.8% savings in unitary costs.

Operating Income was US$99.9 million, a 9.5% improvement compared to last year. Operating Margin reached 23.3%, representing an improvement of 90 basis points.

EBITDA amounted to US$126 million, a 5.3% increase over the US$119.7 million reached in the previous year. EBITDA margin was 29.4% of Net Sales, remaining flat compared to the same period in 2004.

Fourth Quarter 2005 vs. Fourth Quarter 2004
-------------------------------------------
During the Fourth Quarter 2005, and in spite of adverse and unusual weather conditions, volumes grew 5.7%. Sales Volume amounted to 41.7 million unit cases. November 2005 was the month with major volume increase for the year, which compensated a drop in October. Once again, the water category was noteworthy thanks to the introduction of Dasani, recording 24.5% growth.

Net Sales reached US$130.6 million, a 7% improvement over the Fourth Quarter 2004. This increase is due to higher volumes, in addition to the price increase which took place during the second quarter of 2005.

Cost of Sales per unit case decreased 0.8% resulting in a Gross Margin of 43.9%, a 110 basis point improvement compared to the Fourth Quarter of the previous year.

Operating Income totaled US$35.5 million, increasing 12.4%. Operating Margin was 27.2%, an improvement of 130 basis points.

EBITDA totaled US$41.7 million, representing an increase of 10.3% compared to the US$37.9 million reported in the Fourth Quarter 2004. EBITDA Margin was 32% of Net Sales, an increase of 100 basis points.

Brazil
------
Full Year 2005 vs. Full Year 2004
---------------------------------
Sales Volume in 2005 reached 153.7 million unit cases, a 10.2% increase compared to the previous year. Throughout 2005, the Company undertook several market initiatives such as launches of individual and family servings formats and a special focus on returnable formats (already representing 12% of total volume).

Net Sales amounted to US$317.1 million, a 22.6% improvement, led by higher volumes and price increases, which took place during the year, and a favorable effect on figure translations from exchange rates fluctuations.

Cost of Sales totaled US$1.23 per unit case, an increase of 7.2%. This higher cost is best explained by: (i) the Brazilian Real, which affects the figures translation and (ii) price increases of raw materials (such as sugar and resin), but those were partially offset by the 16.1% appreciation of the Brazilian Real.

Operating Income amounted to US$40 million, a 49.1% increase from the same period of last year, with an Operating Margin of 12.6%, representing an improvement of 220 basis points.

EBITDA totaled US$57.5 million, a 21.3% increase, with an EBITDA margin of 18.1%, slightly lower than that of the previous year.

Fourth Quarter 2005 vs. Fourth Quarter 2004
-------------------------------------------
Sales Volume during the Fourth Quarter 2005 was led by immediate consumption distributions channels, returnable formats (16% growth) and core brands (Coca-Cola and Kuat Guarana). Thus, Sales Volume reached 45.3 million unit cases, reflecting significant growth of 5.7%, especially noteworthy considering that in the Fourth Quarter 2004 the Company improved by 8.8%.

Net Sales totaled US$100.7 million, an improvement of 20% with respect to the US$83.9 million reported in the Fourth Quarter 2004. This was a result of higher volumes and a more favorable exchange rate that positively affects the translation of the figures.

Operating Income totaled US$18.7 million, a 39.2% improvement compared to the same period of 2005. Operating Margin was 18.5% an improvement of 250 basis points when compared to the Fourth Quarter 2004.

EBITDA totaled US$23.1 million, a 26.3% increase with respect to the US$18.3 million obtained in the comparable period. EBITDA represented 23% of Net Sales, a 120 basis point improvement.

Argentina
---------
Full Year 2005 vs. Full Year 2004
---------------------------------
2005 Sales Volume reached 100.6 million unit cases, exceeding the 95.2 million unit cases reached in 2004, which is a figure that had already broken the historical record in Sales Volume for our Argentine franchise. The 5.7% improvement was driven by the returnable formats (that already represents over 50% of Sales), the traditional channel and our core brands, reflecting the Company's fundamental strategic pillars.

Net Sales totaled US$197 million, a 10.8% increase when compared to 2004, principally due to the aforementioned increase in volumes and price increases implemented throughout the year.

Operating Income totaled US$21.3 million, an increase of 15.7% over 2004, with an Operating Margin of 10.8%, a slight increase with regard to the figure obtained in the comparable period.

EBITDA was US$34.4 million, a 4.1% increase, with an EBITDA Margin of 17.4%.

Fourth Quarter 2005 vs. Fourth Quarter 2004
-------------------------------------------
Sales Volume for the Fourth Quarter 2005 totaled 29.6 million unit cases, a 4.1% increase with respect to the same period last year. This was achieved due to a strategic focus on the immediate consumption and returnable formats.

Net Sales reached US$61.4 million, a 10.6% improvement compared to the Fourth Quarter 2004. This improvement resulted from an increase in volumes and price increases.

Operating Income totaled US$8.6 million, representing an increase of 3.8% with regards to the Fourth Quarter 2004. Operating Income represented 14% of Net Sales. SG&A increased 23.6% (18.8% per unit case), which is mainly explained by higher expenses from salary adjustments carried out by government decrees and strong labor unions pressures.

EBITDA was US$12.2 million, and EBITDA margin was 19.8%.

Full Year 2005 vs. Full Year 2004
---------------------------------
Non-Operating Results totaled a loss of (US$26 million), which compares favorably to an accumulated loss of (US$38 million) reported as of December 2004.

This reduction in the Non Operating Result line is explained by:

          o Financial Expenses/Income (Net): Reflects a positive variation as a consequence of extraordinary income from bond sales, together with improved results from Cross Currency Swap Agreements.

          o Other non operating income and expense: Reflects a positive variation as a consequence of extraordinary income from stock sales.

Finally, Net Income amounted to US$109.3 million, an increase of 34.7% versus the Net Income reported as of December 31, 2004.

ANALYSIS OF THE BALANCE SHEET

As of December 31, 2005, the Company's financial assets amounted to US$343 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 82.6% of the Company's total financial assets are U.S. Dollar-denominated. However, through "Cross-Currency Swaps" carried out in July 2003, August 2003 and April 2004, part of the portfolio has been converted to Chilean pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing to 25.6% the amount denominated in US dollars.

The Company's total debt was US$281.7 million, with an average annual rate of 6.77% on U.S. Dollar debt, and an average real rate of 6.4% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 27.6% of total debt.

Therefore, even though the Company paid an extraordinary dividend totaling US$109 million in May 2005, the Company continues to hold a positive net cash position of US$61.3 million.

Main Indicators

               INDICATORS                      Unit                     Dec-05               Dec-04       Variance
---------------------------------------       -----                    -------               ------       --------
LIQUIDITY
   Current Ratio                              Times                       1,30                 1,24           0,05
   Acid Tests                                 Times                       1,16                 1,05           0,11
   Working Capital                             MCh$                     36.131               34.670          1.460
ACTIVITY
   Investments                                 MCh$                     27.452               26.150          1.302
   Inventory turnover                         Times                      14,78                12,40           2,38
   Days of inventory on hand                   Days                      24,36                29,02          -4,67
INDEBTEDNESS
   Debt to equity ratio                         %                       95,97%               99,32%         -3,36%
   Short-term liabilities to total
    liabilities                                 %                       48,64%               36,84%         11,80%
   Long-term liabilities to total
    liabilities                                 %                       51,36%               63,16%        -11,80%
   Interest charges coverage ratio            Times                      18,68                 9,58           9,09
PROFITABILITY
   Return over equity                           %                       19,67%               13,36%          6,32%
   Return over total assets                     %                        9,95%                6,81%          3,14%
   Return over operating assets                 %                       21,25%               14,63%          6,62%
   Operating income                            MCh$                     77.908               65.150         12.758
   Operating margin                             %                       16,28%               15,20%          1,08%
   EBITDA (1)                                  MCh$                    103.496               90.784         12.711
   EBITDA margin                                %                       21,63%               21,18%          0,45%
   Dividends payout ratio - Series A
    shares                                      %                        7,76%                4,81%          2,94%
   Dividends payout ratio - Series B
    shares                                      %                        8,04%                5,23%          2,81%


          EBITDA (1)  Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity indicators show a slight increase regarding the previous period. This is basically due to the reclassification of certain financial instruments with maturity in less than a one year period (amounting to MUS$59.5), which was partially offset by the reclassification to short term of the bank debt of our Argentine subsidiary.

Indicators of indebtedness improve mainly due to the prepayment of US$40 million carried out by our Argentine subsidiary of its external debt in December of 2005, and are partially offset by a decrease in equity as a result of an extraordinary dividend payment carried out in May of 2005. Financial debt during the period amounted to Ch$3,653 million and earnings before interests and taxes amounted to Ch$68,230 million, achieving an interest coverage of 18.68 times, which is well above the figure achieved during the previous period.

Operating profitability indicators benefited from the reasons mentioned in paragraph I. Profitability over equity basically benefited from the reasons stated in paragraph I along with the effect of the decrease in equity already explained.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N(degree) 64 issued by the Chilean Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow

                                                 December      December
                                                    2005         2004      Variation    Variation
        Cash Flow (MCH$)                            MCh$         MCh$          Ch$          %
-------------------------------                  ---------     --------    ---------    ---------
Operating                                           96,823       72,819       24,004        33
Financing                                        (114,122)     (45,376)     (68,746)      -152
Investment                                          10,908     (38,945)       49,853       128
Net cash flow for the Period                       (6,391)     (11,502)        5,111        44

The Company generated a positive net cash flow of MCh$6,391 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$96,823 representing a positive variation regarding the previous year which amounted to Ch$24,004 million. Principally explained by increased collections from clients, which were partially offset by increased payment to suppliers. This in turn is explained by an increase in the Company's sales volume decrease of MCh$1,305 regarding last year and is mainly explained by an increase in payments of interest, which was offset by increased collections from clients and a decrease in payments to suppliers.

Financing activities generated a negative cash flow of MCh$114,122 representing a negative variation of MCh$68,746 mainly explained by dividend payments higher than the ones recorded during the previous year, and bank liabilities higher than those of the previous year.

Investment activities generated a positive cash flow of MCh$10,908; with a positive variation of MCh$49,853 regarding the previous year, mainly explained by increased sales of investments in financial instruments.


V. Analysis of Market Risk

Interest Rate Risk
------------------
As of December 31, 2005 and 2004, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk
---------------------
Income generated by the Company is linked to the currencies of the markets in which it operates. For the period the breakdown for each is the following:

Chilean peso:     45%
Brazilian real:   34%
Argentine peso:   21%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks
---------------
The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise commodity coverage instruments have also been utilized.


This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the

Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass-consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                           EMBOTELLADORA ANDINA S.A.

                           By: /s/ Osvaldo Garay
                               -------------------
                               Osvaldo Garay
                               Chief Financial Officer

Dated: March 28, 2005